

November 5, 2014

<u>Via E-Mail</u>
Mr. Ronald J. Knutson
Chief Financial Officer
Lawson Products Inc/New/DE
8770 W. Bryn Mawr Ave, Suite 900
Chicago, IL 60631

> **Re:**   **Lawson Products Inc/New/DE**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 20, 2014**
> **Form DEF 14A**
> **Filed March 28, 2014**
> **File No. 0-10546**

Dear Mr. Knutson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Definitive Proxy Statement</u>

<u>Proxy card</u>

1.   In future filings please ensure that the proxy card clearly indicates that shareholders are being asked to vote, on an advisory basis, to approve executive compensation. For additional guidance, please see Question 169.07 of the Exchange Act Rules Compliance and Disclosure Interpretations.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sherry Haywood at (202) 551-3345, with questions regarding these comments, or me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief